UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 26, 2006

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. Entry into a Material Definitive Agreement

On April 26, 2006, Parkway Properties, Inc. (the "Company") entered into an agreement to acquire the fee simple interest in One Illinois Center, an office building located at 111 East Wacker Drive, and the attached four-level structured parking garage in Chicago, Illinois from Lincoln-Carlyle Illinois Center LLC for $198 million. The agreement, which is subject to customary due diligence procedures and closing conditions, is expected to close in the second quarter of 2006.

This purchase will be funded by a $148.5 million non-recourse fixed rate first mortgage at an estimated 117 basis point spread over the 10-year US Treasury rate, currently calculated to be 6.27%, and amortized over 30 years with a 10-year maturity. Additional purchase funding will come from $49.5 million drawn under existing lines of credit.

Upon closing of the acquisition, the building will be managed by Parkway Realty Services. The Company will contract with third parties for new office leasing and both new and renewal retail leasing.

* * * * *

Certain statements in this report that discuss the Company's expectations are forward-looking statements within the meaning of the federal securities laws and as such are based upon the Company's current belief as to the outcome and timing of future events. The following factors, among others discussed in the Company's filings under the Securities Exchange Act of 1934, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: failure of the acquisition to be consummated, defaults under or non-renewal of leases, increases in market interest rates, increases in operating costs, failure to obtain necessary outside financing, environmental uncertainties, financial market fluctuations, changes in real estate and zoning laws, increases in real property tax rates, a deterioration in general economic conditions in the United States or the Chicago metropolitan area and adverse developments or other changes in the Chicago real estate market. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements. The Company cautions investors and potential investors not to place undue reliance on such statements. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 28, 2006

PARKWAY PROPERTIES, INC.

By: /s/ William R. Flatt
    William R. Flatt
    Chief Financial Officer